Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

May 20, 2021

Fresenius Medical Care: 2025 growth targets confirmed, Annual General Meeting approves 24th consecutive dividend increase

Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases, expects continued challenges due to the ongoing COVID-19 pandemic yet remains confident about the future. At today’s Annual General Meeting, Chief Executive Officer Rice Powell confirmed the company’s targets for 2025: In the coming five years the company expects compounded annual growth rates in the mid-single-digit percentage range for revenue and in the high-single-digit percentage range for net income.

In his speech to shareholders, Powell outlined the FME25 program to increase profitability, which was announced in February: “In a rapidly changing environment, I believe that it is crucial for us as a company to become more agile, more capable of adapting faster. As CEO of Fresenius Medical Care, this is my responsibility towards our patients and employees. We intend to achieve this by transforming and adapting our operating model. I am looking forward to helping to shape this change and create an even better future for Fresenius Medical Care and its patients.”

The company, which is celebrating its 25th anniversary this year, operates the leading and largest dialysis network worldwide. Powell emphasized: “We will not rest in our efforts to provide ever better services for our patients, payors and health care systems. A new leap in renal care is imminent – and with our innovative and dedicated team of more than 125,000 employees, Fresenius Medical Care is at the forefront of progress.”

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A large shareholder majority of 99.27 percent approved the company’s 24th consecutive dividend increase. The dividend will be raised by 12 percent, from €1.20 to €1.34 per share.

Shareholders also approved by large majorities the proposals for the regular elections to the Supervisory Board: Dr. Dieter Schenk, Rolf A. Classon, Dr. Dorothea Wenzel, Pascale Witz and Prof. Dr. Gregor Zünd were re-elected, while Gregory Sorensen, CEO of DeepHealth, Inc., is replacing William P. Johnston, who is leaving the board for age reasons.

Shareholder majorities of 99.69 and 95.64 percent, respectively, approved the actions of the General Partner and the Supervisory Board in 2020.

At the Annual General Meeting, 81.50 percent of the registered capital was represented. Because of the pandemic, the meeting was held as a purely virtual event in order to protect the health of everyone involved.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.7 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,110 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 344,476 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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